Exhibit 99.1

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

BELLUS Health to Present Late-Breaking Clinical Data from the Phase 2b SOOTHE Trial of BLU-5937 at the ATS 2022 International Conference
LAVAL, Quebec – May 2, 2022 – BELLUS Health Inc. (Nasdaq:BLU; TSX:BLU) (“BELLUS Health” or the “Company”), a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of refractory chronic cough (“RCC”) and other cough hypersensitivity indications, today announced that three late-breaking abstracts reviewing clinical data from the Phase 2b SOOTHE trial will be presented at the upcoming American Thoracic Society (ATS) 2022 International Conference, being held in San Francisco, CA from May 13-18, 2022.

Mini Symposium Details:
Title: Safety and Efficacy of BLU-5937 in the Treatment of Refractory Chronic Cough from the Phase 2b Soothe Trial
Session: Session C93 - Clinical Trials in Chronic Lung Disease
 Date/Time: Tuesday, May 17, 2022, 6:35-6:45p.m. ET/3:35-3:45 p.m. PT
Poster Presentation Details:
Title: Responders Analyses in Objective 24H Cough Frequency in Soothe, A Phase 2b Trial of a Selective P2x3 Antagonist in Refractory Chronic Cough
Session: Session B40 - Assessment and Treatment of Cough and Dyspnea
 Date/Time: Monday, May 16, 2022, 2:15-4:15 p.m. ET/11:15-1:15 p.m. PT
Title: Improvements in Cough Severity and Quality of Life in SOOTHE, A Phase 2b, Dose Finding Trial of BLU-5937 in Refractory Chronic Cough
Session: Session B40 - Assessment and Treatment of Cough and Dyspnea
 Date/Time: Monday, May 16, 2022, 2:15-4:15 p.m. ET/11:15-1:15 p.m. PT

The three late-breaking abstracts are currently available on the ATS website here. Following the conference, the presentation materials will be available in the “Scientific Publications” section of BELLUS Health's website at www.bellushealth.com.

About BELLUS Health (www.bellushealth.com)
BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of RCC and other cough hypersensitivity indications. The Company's product candidate, BLU-5937, has successfully completed a Phase 2b trial in RCC. BELLUS is planning a Phase 3 program, which is expected to begin in the second half of 2022.
Chronic cough is a cough lasting longer than eight weeks and when the cause of chronic cough cannot be identified or the cough persists despite treatment of all identified associated causes, the condition is referred to as RCC. It is estimated that there are approximately 9 million patients in the United States suffering from RCC. RCC is associated with significant adverse physical, social, and psychosocial effects on health and quality of life. Currently, there is no specific therapy approved for RCC and treatment options are limited.
The Company is exploring the potential use of BLU-5937 in other patient populations experiencing cough hypersensitivity as well as other P2X3-related hypersensitization conditions.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

FOR MORE INFORMATION, PLEASE CONTACT:
Ramzi Benamar
Chief Financial Officer
rbenamar@bellushealth.com
Media:
Julia Deutsch
Solebury Trout
jdeutsch@soleburytrout.com

Source: BELLUS Health Inc.